UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-14642

ING Groep N.V.
(Translation of registrant's name into English)

Bijlmerdreef 106
1102 CT Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

EXPLANATORY NOTE

The Registrant furnished a report on Form 6-K on March 7, 2024 (the "Original Filing") exhibiting a press release issued in relation to the filing of its annual report, as released to shareholders (the "Annual Report"). This Amendment No. 1 on Form 6-K/A is furnished solely to add the Annual Report as an exhibit, and replaces the Original Filing.

On March 7, 2024, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

(c) Exhibit 99.1. Press release dated March 7, 2024

Exhibit 99.2. 2023 ING Groep N.V. annual report dated March 11, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

Date: March 11, 2024	/s/ Raymond Vermeulen
Raymond Vermeulen
Head of External Communications & Media Relations